Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 6, 2022 DATE AND TIME: On May 6, 2022, at 6:00 p.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the elected members. RESOLUTIONS UNANIMOUSLY ADOPTED: Once the meeting started, the Board members examined the financial statements for the period from January to March 2022, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; and (iii) an unqualified report of the Independent Auditors. After due consideration, the Board members have concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by submitting them to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), May 6, 2022. (undersigned) Pedro Moreira Salles e Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence